Exhibit 99.4

S.R. Batliboi & Associates LLP Chartered Accountants	THE SKYVIEW 10
18th Floor, “NORTH LOBBY”
Survey No. 83/1, Raidurgam
Hyderabad - 500 032, India
Tel : +91 40 6141 6000

Independent Auditor’s Review Report on the Quarterly Unaudited Standalone Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.	We have reviewed the accompanying statement of unaudited standalone financial results of Dr. Reddy’s Laboratories Limited (the “Company”) for the quarter ended June 30, 2021 (the “Statement”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.	This Statement, which is the responsibility of the Company’s Management and approved by the Company’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

4.	Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

per Navneet Rai Kabra Partner Membership No.: 102328 UDIN: 21102328AAAAET5948 Place: Hyderabad Date: July 27, 2021

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office : 22, Camac Street, Block ‘B’, 3rd Floor, Kolkata-700 016

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India,
CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email : mail@drreddys.com
www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER ENDED 30 JUNE 2021

All amounts in Indian Rupees millions

		Quarter ended			Year ended
Sl. No.	Particulars	30.06.2021	31.03.2021	30.06.2020	31.03.2021
		(Unaudited)	(Audited)	(Unaudited)	(Audited)
1	Revenue from operations
	a) Net sales / income from operations	34,001	32,779	32,264	132,094
	b) License fees and service income	100	356	104	720
	c) Other operating income	234	372	76	677
	Total revenue from operations	34,335	33,507	32,444	133,491

2	Other income	1,862	816	6,447	8,011

	Total income (1 + 2)	36,197	34,323	38,891	141,502

3	Expenses
	a) Cost of materials consumed	8,707	8,163	7,882	32,663
	b) Purchase of stock-in-trade	6,235	3,266	3,003	12,523
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(3,025)	208	(1,929)	(3,956)
	d) Employee benefits expense	5,865	5,456	5,450	22,701
	e) Depreciation and amortisation expense	1,971	2,107	1,977	8,350
	f) Impairment	-	-	-	150
	g) Finance costs	65	169	140	467
	h) Selling and other expenses	10,934	10,385	8,751	38,042

	Total expenses	30,752	29,754	25,274	110,940

4	Profit before tax (1 + 2 - 3)	5,445	4,569	13,617	30,562

5	Tax expense / (benefit)
	a) Current tax	984	788	2,391	5,401
	b) Deferred tax	327	666	1,724	3,297

6	Net profit for the period / year (4 - 5)	4,134	3,115	9,502	21,864

7	Other comprehensive income
	a) (i) Items that will not be reclassified to profit or loss	1	(174)	(1)	(169)
	(ii) Income tax relating to items that will not be reclassified to profit or loss	-	62	-	62
	b) (i) Items that will be reclassified to profit or loss	(531)	78	360	994
	(ii) Income tax relating to items that will be reclassified to profit or loss	186	(28)	(128)	(346)

	Total other comprehensive income	(344)	(62)	231	541

8	Total comprehensive income (6 + 7)	3,790	3,053	9,733	22,405

9	Paid-up equity share capital (face value Rs. 5/- each)	832	832	831	832

10	Other equity				169,005

11	Earnings per equity share (face value Rs. 5/- each)

	Basic	24.94	18.78	57.31	131.84
	Diluted	24.87	18.73	57.18	131.46
		(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results.

 DR. REDDY'S LABORATORIES LIMITED

Segment information	All amounts in Indian Rupees millions

		Quarter ended			Year ended
Sl. No.	Particulars	30.06.2021	31.03.2021	30.06.2020	31.03.2021
		(Unaudited)	(Audited)	(Unaudited)	(Audited)
	Segment wise revenue and results
1	Segment revenue
	a) Pharmaceutical Services and Active Ingredients	7,392	8,993	8,706	33,458
	b) Global Generics	28,199	26,144	25,241	106,467
	c) Proprietary Products	66	251	34	471
	Total	35,657	35,388	33,981	140,396

	Less: Inter-segment revenue	1,322	1,881	1,537	6,905
	Total revenue from operations	34,335	33,507	32,444	133,491

2	Segment results
	Profit / (loss) before tax and interest from each segment
	a) Pharmaceutical Services and Active Ingredients	207	1,227	5,686	7,486
	b) Global Generics	5,724	3,565	8,242	23,928
	c) Proprietary Products	(44)	44	(174)	(631)
	Total	5,887	4,836	13,754	30,783

	Less: (i) Finance costs	65	169	140	467
	(ii) Other un-allocable expenditure / (income), net	377	98	(3)	(246)
	Total profit before tax	5,445	4,569	13,617	30,562

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	These results have been prepared in accordance with the Indian Accounting Standards (Ind AS) notified under Section 133 of the Companies Act, 2013, read with the Companies (Indian Accounting Standards) Rules 2015 as amended.

2	"Other income" for the quarter ended 30 June 2021 includes Rs. 529 million received of preference dividend declared by Dr. Reddy's Laboratories S.A. during the quarter.

3	During the year ended 31 March 2021, the Company recorded a total impairment loss of Rs.150 million the details of which are as under:

- Rs.97 million in the quarter ended 31 December 2020 on account of decreased market potential of certain products, primarily due to higher than expected price erosion, increased competition, and higher than expected value erosion.

- Rs. 53 million in the quarter ended 30 September 2020 on account of the Company’s decision to discontinue the development of certain product related intangibles.

4	During the three months ended 31 December 2020, the Company entered into a definitive agreement with Glenmark Pharmaceuticals Ltd. to acquire certain brands in various Emerging Market countries for a total consideration of Rs. 1,516 million. The said transaction was accounted for as an acquisition of product related intangibles.

5	On 10 June 2020, the Company completed the acquisition of select divisions of Wockhardt Limited's branded generics business in India and the territories of Nepal, Sri Lanka, Bhutan and Maldives. The business comprises a portfolio of 62 brands in multiple therapy areas, such as respiratory, neurology, venous malformations, dermatology, gastroenterology, pain, and vaccines. This entire portfolio has been transferred to the Company, along with related sales and marketing teams, the manufacturing plant located in Baddi, Himachal Pradesh, and employees. During the quarter ended 30 September 2020, the Company completed the purchase price allocation. The fair value of consideration transferred is Rs.16,115 million. The Company recognised Rs. 373 million, Rs. 14,888 million and Rs. 530 million towards property, plant and equipment, intangible assets, and goodwill, respectively.

6	"Other income" for the year ended 31 March 2021 includes

- Rs. 4,772 million received from Aurigene Pharmaceutical Services limited (APSL) during the quarter ended 30 June 2020, pursuant to sale of the contract development and manufacturing organisation (CDMO) division of the Custom Pharmaceutical Services (CPS) business of the Company.

- Rs. 516 million of preference dividend from Dr. Reddy's Laboratories S.A. during the quarter ended 30 June 2020.

7	Tax expense for the quarter ended 31 March 2021 includes an amount Rs. 627 million on account of derecognition of deferred tax asset due to non-availability of depreciation on goodwill pursuant to an amendment to section 2(11) of the Income Tax Act in the Finance Act, 2021.

 DR. REDDY'S LABORATORIES LIMITED

8	The Company has commenced a detailed investigation into an anonymous complaint. The complaint alleges that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. A U.S. law firm is conducting the investigation at the instruction of a committee of the Company’s Board of Directors. The investigation is ongoing. The Company has disclosed the matter to the U.S. Department of Justice, Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India, and on July 6, 2021 the Company received a subpoena from the SEC for the production of documents. While the matter may result in government enforcement actions against the Company in the United States and/or foreign jurisdictions, which could lead to civil and criminal sanctions under relevant laws, the probability of such action and the outcome are not reasonably ascertainable at this time.

9	The Code on Social Security, 2020 (‘Code’) received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the related final rules have not yet been issued and the date on which the Code will come into effect has not been notified. The Company will assess the impact of the Code and the rules thereunder when they come into effect.

10	On 22 October 2020, the Company experienced a cybersecurity incident related to ransomware. The Company could contain the incident in a timely fashion and has also ensured that all traces of the infection are completely cleaned from the network. All affected systems were restored and brought back to normalcy in the order of priority. Based on our forensic investigation, no evidence was found of any data breaches leading to personally identifiable information. Since then, the Company has also been focused on implementing significant improvements to its cyber and data security systems to safeguard from such risks in the future.

11	The Company continues to consider the impact of COVID-19 pandemic in assessing the recoverability of receivables, goodwill, intangible assets, and certain investments. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. The Company based on its judgements, estimates and assumptions including sensitivity analysis expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

12	The unaudited results were reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 27 July 2021.

13	The figures of the quarter ended 31 March 2021 are the balancing number between audited figures in respect of the full financial year and the published unaudited year to date figures up to the third quarter of the relevant financial year, which are subject to limited review.

14	The results for the quarter ended 30 June 2021 presented were subjected to a “Limited review” by the Statutory Auditors of the Company. An unqualified report was issued by them thereon.

Place: Hyderabad Date: 27 July 2021	By order of the Board For Dr. Reddy's Laboratories Limited G V Prasad Co-Chairman & Managing Director